Prenetics Announces Preliminary Record Q1 2026 Results with IM8 Revenue Growing Nearly 6x YoY; Company Raises Full-Year 2026 IM8 Revenue Guidance to $190M–$210M

Prenetics records Q1 2026 revenue of $36.0 million with IM8 revenue of $33.8 million, up 23.1% from IM8 revenue of $27.4 million in Q4 2025
Raises full-year 2026 IM8 revenue guidance to $190 million to $210 million (previously $180 million to $200 million)
Company projects Q2 2026 revenue of $46 million to $48 million, with IM8 contributing $44 million to $46 million, representing approximately 33% sequential quarterly growth for IM8
IM8 announces the launch of 3 new SKUs in Q4 with Hydration, Creatine and Kids’ Gummies
Prenetics divests full stake of digital assets for $41.3 million in proceeds, further boosting its cash balance
Prenetics executed approximately $19 million of previously announced $40 million share buyback program
Appointed consumer supplements finance veteran Brian J. Rosin as Chief Financial Officer of IM8
Company to host earnings call on May 14, 2026, at 8:30 a.m. ET and latest investor deck can be found at https://ir.prenetics.com

NEW YORK, N.Y., May 14, 2026 – Prenetics Global Limited (NASDAQ: PRE) ("Prenetics" or the "Company"), a leading consumer health sciences company and parent of the IM8 premium health and longevity brand, today announced preliminary financial results for the first quarter ended March 31, 2026.

The Company is furnishing preliminary operating results to provide investors with a timely update on IM8’s continued momentum and Prenetics’ strategic transformation, while the Company completes its customary quarter-end closing procedures and related review processes. These procedures include valuation workstreams principally related to non-cash fair-value measurements associated with the Europa 3PL business disposal-related consideration and outstanding warrants. Following completion of these procedures, the Company expects to provide full financial results for the first quarter ended March 31, 2026.

Upon the completion of its customary quarter-end closing procedures and related review processes, the Company expects to report revenue of $36.0 million, gross profit of $23.3 million, loss from operations of $8.9 million, and adjusted EBITDA loss of $5.6 million for the first quarter ended March 31, 2026.

Preliminary Operating Results

	Three Months Ended (Unaudited)
	March 31, 2026	March 31, 2025	% Change
	(in million of U.S. dollars)
Continuing operations
Revenue	$36.0	$8.3	334.5%
Gross profit	23.3	5.6	315.2%
Loss from operations	(8.9)	(6.0)	48.5%
EBITDA[1]	(26.2) - (4.2)	(10.7)	145.1% - (60.3)%
Adjusted EBITDA[2]	(5.6)	(4.5)	23.8%

The below tables set out our revenue and gross profit by business unit for the first quarters ended March 31, 2026 and March 31, 2025.

1 EBITDA is a non-IFRS financial measure used by us to measure the strength of our core financial and operating performance. EBITDA excludes (1) depreciation and amortization, (2) interest income, (3) other finance costs, and (4) income tax expense. For more information regarding this non-IFRS financial measure, see "Unaudited Non-IFRS Financial Measures."
2 Adjusted EBITDA is a non-IFRS financial measure used by us to measure the strength of our core financial and operating performance. Adjusted EBITDA represents EBITDA further adjusted to exclude (1) equity-settled share-based payment expenses, (2) non-recurring expenses related to acquisition, disposal and fundraising, (3) strategic realignment and discontinued products impact, (4) exchange gain or loss, net, (5) fair value loss on financial assets at fair value through profit or loss, (6) fair value loss/(gain) on warrant liabilities, (7) unrealized fair value loss on digital asset, (8) share of loss of equity-accounted investees, net of tax, (9) gain on disposal of an equity-accounted investee, and (10) profit from discontinued operations, net of tax. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items. For more information regarding this non-IFRS financial measure, see "Unaudited Non-IFRS Financial Measures."

	Three Months Ended (Unaudited)
	March 31, 2026
	Revenue	Gross profit	Gross margin
	(in million of U.S. dollars)
Continuing operations
CircleDNA	$2.2	$1.6	71.6%
IM8	33.8	21.7	64.3%
	$36.0	$23.3	64.8%

	Three Months Ended (Unaudited)
	March 31, 2025
	Revenue	Gross profit	Gross margin
	(in million of U.S. dollars)
Continuing operations
CircleDNA	$2.5	$2.2	86.2%
IM8	5.7	3.4	59.6%
	$8.3	$5.6	67.8%

IM8: A Breakout Global Brand

IM8 continued to demonstrate strong global product-market fit and brand momentum, with Q1 2026 revenue of approximately $33.8 million. Momentum has accelerated into the second quarter: IM8 monthly revenue for April 2026 reached approximately $14.0 million, representing approximately 18.6% month-over-month growth, and is tracking to reach approximately $15.5 million in May 2026, implying annualized recurring revenue3 of approximately $186 million.

IM8 – Key Performance Indicators

Metric	Q1 2026	Q4 2025	Growth
Monthly Revenue (End of Period)	$11.8 million	$10.0 million	+18%
Quarterly Revenue	$33.8 million	$27.4 million	+23%
Total Customer Orders	220,000+	230,000+	(4)%
Total Servings Delivered	8.8 million+	6.9 million+	+28%
New Customer Average Order Value	$240	$157	+53%
Average Order Value (Last Month of Period)	$159	$133	+20%
New Customer Subscription Rate	~79%	~80%	Maintained
Gross Margin	~64%	~60%	+4%

IM8 delivered meaningful gross margin expansion in Q1 2026, improving from approximately 60% in Q4 2025 to approximately 64% in Q1 2026, an approximately 400 basis point increase quarter-over-quarter. The improvement was driven by a combination of scale-driven manufacturing efficiencies as production volumes increased across the Daily Ultimate Essentials Pro and Daily Ultimate Longevity lines, renegotiated unit economics with key contract manufacturers and ingredient suppliers, a favorable product mix shift toward higher-margin SKUs and subscription orders, packaging optimization, and improved fulfillment and freight efficiencies as order density grew across our 43 international markets. We expect to maintain gross margin efficiencies through the balance of 2026 as volumes scale further and supply chain initiatives mature.

Total servings delivered grew approximately 28% quarter-over-quarter to over 8.8 million, reflecting accelerating consumer engagement and increased product consumption across IM8’s global customer base. Total customer orders declined modestly quarter-over-quarter to approximately 220,000, due to IM8’s deliberate and strategic transition towards quarterly subscription plans, which consolidate three months of customer demand into a single, larger order. As a result, average servings per order increased approximately 33% in Q1 2026, consistent with broader quarterly plan adoption. The Company continues to see an increase in average order value as it expands internationally and scales higher-value subscription formats.
3 The Company uses annualized recurring revenue (“ARR”) as a key operating metric and is calculated by multiplying the monthly revenue from the last month of a given period by 12.

Global Diversification of IM8 Revenue

IM8 continues to expand its international reach, and by the end of Q1 2026, IM8 shipped to 43 countries, with over 60% of IM8 revenue generated outside the United States. This international momentum provides a strong foundation for continued global expansion in 2026.

Top Five IM8 Markets (Q1 2026)

Market	Q1 2026 IM8 Revenue	% of Total Q1 2026 IM8 Revenue
United States	$12.8M	38.7%
Canada	$4.5M	13.7%
United Kingdom	$3.2M	9.8%
Australia	$1.9M	5.6%
Singapore	$1.4M	4.2%

Strategic Evolution Towards Quarterly Subscriptions – Driving Step-Change in Average Order Value

Following the initial rollout of quarterly subscription plans in the United States in Q4 2025, IM8 expanded quarterly subscription availability across international markets in Q1 2026. This international rollout validated the Company’s strategy to enhance cash flow, increase upfront customer commitment, improve logistics efficiency, and enhance customer lifetime value across a broader global customer base.

The impact of this transition has been substantial:
•FY2025 average order value: ~$110
•Q4 2025 (last month of period) average order value: ~$133
•Q1 2026 (new customer) average order value: ~$240

IM8’s (new customer) average order value increased to approximately $240 in Q1 2026, compared with approximately $133 in average order value in Q4 2025 (last month of period) and approximately $110 in average order value for FY2025. This improvement reflects the broader adoption of quarterly subscription plans following the international rollout in 2026 Q1, together with continued demand for higher-value product bundles, including the Beckham Stack.

Quarterly plans represented a meaningful portion of new customer mix in Q1 2026, with approximately half of Beckham Stack customers and more than one-third of Daily Ultimate Essentials Pro customers choosing quarterly subscriptions.

Q2 2026 Outlook

Building on the momentum demonstrated in Q1 2026 and reflecting preliminary Q2 2026 performance, the Company currently expects Q2 2026 revenue in the range of approximately $46 million to $48 million, with IM8 contributing approximately $44 million to $46 million. At the IM8 level, this outlook implies approximately 33% sequential quarterly revenue growth over IM8 revenue of approximately $33.8 million in Q1 2026, and at the Company level implies approximately 30% sequential quarterly revenue growth over revenue of $36 million in Q1 2026. This outlook is consistent with the Company’s raised full-year 2026 IM8 revenue guidance of $190 million to $210 million.

Danny Yeung, Chief Executive Officer and Co-Founder, commented: “The momentum behind IM8 is extraordinary. Q1 2026 was a defining quarter — IM8 revenue grew nearly 6x year-over-year and 23.1% sequentially over Q4 2025, and our quarterly subscription strategy delivered a step-change in customer economics. The acceleration has continued into Q2 2026: April delivered approximately $14.0 million in IM8 monthly revenue, an 18.6% increase over March, and IM8 monthly revenue is tracking to reach approximately $15.5 million in May, implying annualized recurring revenue of approximately $186 million.

Based on this trajectory, we currently expect Q2 2026 revenues of approximately $46 million to $48 million, with IM8 contributing approximately $44 million to $46 million — representing approximately 33% sequential quarterly growth in IM8 revenue. We are also raising our full-year 2026 IM8 revenue guidance to $190 million to $210 million, from our prior range of $180 million to $200 million. The strength of our underlying unit economics, the global pull we are seeing from consumers across more than 40 markets, and the upside in new marketing channels gives us strong conviction.

Looking ahead, I am especially excited about our product roadmap. In Q4 2026, IM8 plans to launch new offerings in three meaningful categories with very large addressable markets — hydration, creatine and kids’ gummies — extending the brand into high-growth segments and giving our global community more ways to make IM8 part of their daily lives. Each of these launches is grounded in the same standard that defines IM8: world-class science, premium ingredients and genuine consumer demand.

What we have built with David Beckham, our elite roster of athlete partners, and our world-class scientific advisory board is becoming a category-defining global health brand. Q1 proved the model. Q2 is proving the acceleration. The rest of 2026 will demonstrate the scale of the opportunity ahead.”

A World-Class Roster of Athlete Partners and Equity-Aligned Ambassadors

A defining feature of the IM8 brand is its roster of world-class athlete partners, each of whom has a direct equity-based alignment with the Company’s long-term success. Co-founded with David Beckham, IM8 is championed by World No. 1 tennis player Aryna Sabalenka, Formula 1 driver Ollie Bearman of Haas F1 Team, and 2x NBA Most Valuable Player Giannis Antetokounmpo, each of whom holds equity in Prenetics. Most recently, IM8 announced a multi-year strategic partnership with Inter Miami CF, which includes an equity stake for Inter Miami CF in Prenetics, together with name, image and likeness rights with a minimum of 4 Inter Miami CF players, including Lionel Messi, and the establishment of an IM8 Nutrition Center at the club’s training facility. The Company believes this equity-based partnership model creates deeper, longer-term alignment than traditional endorsement arrangements, while supporting global brand reach across some of the most engaged sports audiences in the world.

Expanding the IM8 Product Portfolio – New Q4 2026 Launches

IM8 plans to extend its product portfolio in Q4 2026 with new offerings in three meaningful adjacent categories: hydration, creatine and kids’ gummies. These categories represent large, fast-growing segments of the global consumer health market — the global hydration category is approximately $37 billion, growing 8% annually; the global creatine category is approximately $1.3 billion, growing 26% annually; and the global kids' supplements category is approximately $3.6 billion, growing 8% annually, according to Grand View Research — and each is a natural extension of IM8’s daily nutrition platform. Each launch will adhere to the same standards that define IM8’s flagship Daily Ultimate Essentials Pro product, including premium ingredient quality, science-backed formulation and rigorous third-party testing. The Company believes these launches will broaden IM8’s addressable market, increase customer lifetime value through additional household use cases, and support continued revenue diversification beyond IM8’s flagship SKU.

A Strong, Debt-Free Balance Sheet

Prenetics maintained a strong, debt-free balance sheet as of March 31, 2026, with cash and cash equivalents of $56.0 million and no debt. The Company had net current assets of $111.7 million as of March 31, 2026, up from $56.5 million as of December 31, 2025.

Prenetics held digital assets of $34.8 million as of March 31, 2026. Subsequent to March 31, 2026, the Company divested its digital asset holdings in full, generating cash proceeds of approximately $41.3 million, which have been received by the Company.

Based on latest available information, as of May 13, 2026, the Company had estimated cash balances across its accounts of approximately $91.3 million. In addition, the Company held current financial assets measured at fair value through profit or loss, representing investments in investment funds, of approximately $50 million based on latest available valuation, and cash consideration held in escrow, recorded under other receivables, of approximately $6.1 million. As of May 13, 2026, the combined total of the Company’s estimated cash balances, current financial assets measured at fair value through profit or loss, and cash consideration held in escrow, was approximately $147 million,

Returning Capital to Shareholders

On March 6, 2026, the Company announced a $40 million share repurchase program. From program launch on March 6, 2026 through May 13, 2026, the Company has repurchased 968,349 of its Class A Ordinary Shares in open-market transactions for a total purchase price of approximately $19 million. The repurchase program reflects the Board’s confidence in the long-term value of the Company and complements continued investment in IM8’s growth initiatives. The Company intends to continue executing repurchases under the authorized program in a disciplined manner, subject to market conditions and applicable regulatory requirements.

Advancing Global Nutrition – Partnership with Vitamin Angels

In April 2026, Prenetics announced a global partnership between IM8 and Vitamin Angels, a leading global public health nonprofit with a 31-year track record, a four-star Charity Navigator rating, and the infrastructure to reach more than 74 million women and children annually across 65+ countries. Under the partnership, IM8 has committed to impacting 400,000 pregnant women, infants, and children under five in underserved communities during the first year, with a long-term goal to impact millions of lives through sustained funding and awareness.

The partnership extends IM8’s mission beyond premium nutrition to address malnutrition among the world’s most vulnerable populations. The Company believes that meaningful brand impact is inseparable from meaningful social impact, and that scaling clinical-grade nutrition globally and supporting universal access to essential nutrition are complementary expressions of the same purpose.

Strengthening IM8 Leadership for the Next Phase of Growth

IM8 also strengthened its leadership team with the appointment of Brian J. Rosin as Chief Financial Officer of IM8. Mr. Rosin is based in the United States and brings significant experience across consumer health, ecommerce operations, finance, and strategic execution, having previously served as CFO of Wellbeam Consumer Health and NATURELO Premium Supplements. His appointment adds dedicated financial and operational leadership to support IM8’s next phase of global growth, disciplined execution, and strategic initiatives.

Q1 2026 Earnings Conference Call

The Company will hold its earnings conference call on May 14, 2026 at 8:30 a.m. Eastern Time to discuss its financial results in further detail. The call will conclude with a Q&A session with analysts.

Date:	Thursday, May 14, 2026
Time:	8:30 a.m. Eastern Time
Dial-in:	1-877-425-9470
International Dial-in:	1-201-389-0878
Webcast	https://viavid.webcasts.com/starthere.jsp?ei=1762906&tp_key=0987da3dac

An audio replay of the webcast will be available on the Company’s investor relations website at https://ir.prenetics.com/.

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company dedicated to advancing human health and longevity. The Company’s flagship consumer brand, IM8, co-founded with David Beckham and championed by World No. 1 tennis player Aryna Sabalenka, is redefining the premium daily nutrition category through science-backed formulations and global brand partnerships. Since its launch, IM8 has become one of the fastest-growing brands in consumer health, achieving an impressive milestone of surpassing $100 million in annualized recurring revenue within just 11 months of operations, and is now sold in more than 40 countries worldwide.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials Pro, is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this press release constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

Basis of Presentation

Figures for prior periods have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). In June 2025, the Group determined that ACT Genomics Holdings Company Limited (“ACT Genomics”) met the criteria to be classified as held for sale and a discontinued operation, following the signing of a definitive sale and purchase agreement with Delta Electronics, Inc. The divestment of ACT Genomics was completed on October 1, 2025, and its results have been excluded from the Group’s continuing operations thereafter.

The Group also completed the divestiture of substantially all of the assets of its Europa business in January 2026. Accordingly, Europa’s results are included in the Group’s financial results only up to the date of completion of the divestiture and are excluded from the Group’s continuing operations thereafter.

In accordance with IFRS 5, the results of discontinued operations are presented separately from the Group’s continuing operations (comprising IM8 and CircleDNA) in the unaudited consolidated statements of profit or loss and other comprehensive income, and comparative figures for those statements have been re-presented accordingly. The unaudited consolidated statements of financial position have not been retrospectively reclassified.

Unaudited non-IFRS financial measures have been provided in this press release. An explanation of these measures is also included below under the heading “Unaudited Non-IFRS Financial Measures”.

Selected Preliminary Unaudited Financial Information

The financial results presented in this press release are preliminary and unaudited and remain subject to completion of the Company’s year-end audit by an independent registered public accounting firm. The Company expects to include its audited consolidated financial statements for the year ended December 31, 2026 in its Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission.

The Company is furnishing selected preliminary unaudited financial information for the quarter ended March 31, 2026. The selected information is being furnished while the Company completes its customary quarter-end closing procedures and related review processes for certain non-cash fair-value measurements.

The remaining procedures principally relate to valuation of warrants associated with the Company’s December 2025 warrant exchange program and share consideration received in connection with the disposal of the Europa 3PL business completed in January 2026. The valuation of the share consideration involves unlisted equity instruments for which there is no quoted market price and includes certain contractual milestones and forfeiture conditions. As a result, the related valuation procedures require additional analysis and review.

These pending valuation workstreams are not expected to materially affect the selected operating metrics included in this press release, including revenue, gross profit, operating loss, EBITDA and adjusted EBITDA.

The selected preliminary unaudited financial information furnished in this press release does not constitute a complete set of interim financial statements and should not be viewed as a substitute for complete quarterly financial information.

The selected preliminary unaudited financial information remains subject to completion of the Company’s quarter-end closing procedures, management review and other customary review processes. The Company expects to furnish additional quarterly financial information after these processes have been completed.

Unaudited Non-IFRS Financial Measures
To supplement the Company’s consolidated financial statements prepared in accordance with IFRS Accounting Standards, the Company is providing the following non-IFRS measures: EBITDA and adjusted EBITDA. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS Accounting Standards and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax expense, (5) equity-settled share-based payment expenses, (6) non-recurring expenses related to acquisition, disposal and fundraising, (7) strategic realignment and discontinued products impact, (8) exchange gain or loss, net, (9) fair value loss on financial assets at fair value through profit or loss, (10) fair value loss/(gain) on warrant liabilities, (11) unrealized fair value loss on digital asset, (12) share of loss of equity-accounted investees, net of tax, (13) gain on disposal of an equity-accounted investee, and (14) profit from discontinued operations, net of tax. These adjustments are made for items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS Accounting Standards basis as well as a non-IFRS basis, and also by providing IFRS Accounting Standards measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS Accounting Standards.

Investors are encouraged to review the breakdown provided in the non-IFRS reconciliation set forth in the below table captioned “Reconciliation of loss for the period under IFRS Accounting Standards and adjusted EBITDA (Non-IFRS).”

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(All amounts in thousands of U.S. dollars (“$”))

Reconciliation of loss for the period under IFRS Accounting Standards and adjusted EBITDA (Non-IFRS)

	Three Months Ended March 31, 2026 (Unaudited)
	Low End	High End
Loss for the period under IFRS Accounting Standards	$(26,176)	$(4,176)
Depreciation and amortization	184	184
Interest income	(294)	(294)
Other finance costs	10	10
Income tax expense	28	28
EBITDA	(26,248)	(4,248)
Equity-settled share-based payment expenses	1,242	1,242
Non-recurring expenses related to acquisition, disposal and fundraising	953	953
Strategic realignment and discontinued products impact	1,252	1,252
Exchange gain or loss, net	(71)	(71)
Fair value loss on financial assets at fair value through profit or loss	2,050	50
Fair value loss/(gain) on warrant liabilities	9,731	(10,269)
Unrealized fair value loss on digital assets	9,830	9,830
Share of loss of equity-accounted investees, net of tax	164	164
Gain on disposal of an equity-accounted investee	(4,202)	(4,202)
Profit from discontinued operations, net of tax	(300)	(300)
Adjusted EBITDA (Non-IFRS)	$(5,599)	$(5,599)